UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Solis Tek, Inc.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

834230104

(CUSIP Number)

May 16, 2018

 (Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

YA II PN, Ltd.

(98-0615462)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6.	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%*

12.	Type of Reporting Person (See Instructions): OO

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

CUSIP No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

YA Global II SPV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%*

12.	Type of Reporting Person (See Instructions): OO

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

CUSIP No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

YA Global Investments II (U.S.), LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

CUSIP No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

YAII GP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

CUSIP No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

CUSIP No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

CUSIP No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

CUSIP No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Matthew Beckman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

CUSIP No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

D-Beta One EQ, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

CUSIP No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Blocker EQ, Ltd.

(98-1312787)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

CUSIP No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Growth and Opportunity Fund Offshore, LP

(98-1312519)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): PN

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

Cusip No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Delta Beta Advisors, LLC

(81-3109521)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions): OO

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

Cusip No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Delta Beta Advisors, LP

(81-3014898)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions): PN

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

Cusip No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

D-Beta One GP, LLC

(81-3005935)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions): OO

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

Cusip No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

MDM Cultivation, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions): OO

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

Cusip No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Mark Angelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions): IN

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

Cusip No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

David Gonzalez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions): IN

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

Cusip No. 834230104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Michael Rosselli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6	Shared Voting Power:	4,647,782*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	4,647,782*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,647,782*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions): IN

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

Item 1.

(a)	Name of Issuer: Solis Tek, Inc.
(b)	Address of Issuer’s Principal Executive Offices:

853 Sandhill Ave

Carson, CA 90746

Item 2.	Identity and Background.

(a)	Name of Person Filing: YA II PN, Ltd.
(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship: Cayman Islands
(d)	Title of Class of Securities: Common Shares, par value $0.001 per share
(e)	CUSIP Number: 834230104

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	☒ Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,647,782*

(b)	Percentage of Class: 9.99%

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,647,782*
(iii)	Sole power to dispose or to direct the disposition: 0
(iv)	Shared power to dispose or to direct the disposition: 4,647,782*

*Calculations are based on 2,650,000 shares of Common Stock beneficially owned directly by YA II PN, Ltd. and D-Beta One EQ, Ltd., plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of Solis Tek’s outstanding Common Stock of 44,526,564 shares as of the date of this filing.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than five percent on Behalf of Another Person.

The reporting persons directly or indirectly own an aggregate of 4,647,782*, or 9.99%, shares of Common Stock of Solis Tek, Inc. (“Solis Tek”) as of the date of this filing. YA II and the other reporting persons shared the power to vote and dispose any such Common Stock.

Direct beneficial ownership of such Common Stock by the reporting persons is as follows (and therefore excludes any Common Stock indirectly held by such person or any securities, such as warrants, which may be exercised or converted into Common Stock of Solis Tek):

•	YA II PN, Ltd. – 500,000

•	YA Global II SPV, LLC -- 0

•	YA Global Investments II (U.S.), LP -- 0

•	Yorkville Advisors Global, LP – 0

•	Yorkville Advisors Global II, LLC – 0

•	YAII GP, LP – 0

•	Yorkville Advisors GP, LLC -- 0

•	D-Beta One EQ, Ltd. – 2,150,000 (these shares are titled in the name of YA II PN, Ltd., but are beneficially owned by D-Beta One EQ, Ltd. through a participation agreement with YA II PN, Ltd.)

•	D-Beta One Blocker EQ, Ltd. – 0

•	D-Beta One Growth & Opportunity Fund Offshore, LP – 0

•	Delta Beta Advisors, LP – 0

•	Delta Beta Advisors, LLC – 0

•	D-Beta One GP, LLC – 0

•	Mark Angelo – 0

•	Matthew Beckman – 0

•	David Gonzalez – 0

•	Michael Rosselli -- 0

In addition to the direct beneficial ownership set forth above, each reporting person is also deemed to be the indirect beneficial owner of additional Common Stock that may be acquired by each such reporting person within 60 days of the date of this filing. Such Common Stock may be acquired by the reporting persons upon the exercise of Warrants, which are exercisable into Solis Tek’s Common Stock. The Warrants are subject to an ownership cap that limits the number of Common Stock that may be issued upon exercise of the Warrants into 9.99% of Solis Tek’s outstanding Common Stock. In calculating the number of shares of Common Stock that may be subject to the ownership cap, the number of shares of Common Stock beneficially owned by the holder of the Warrants and all of its affiliates are taken into consideration. Solely for purposes of this filing, all of the reporting persons are deemed to be affiliated parties and therefore any shares of Common Stock beneficially owned by one reporting person are deemed to be held by all other reporting persons.

YA II PN, Ltd. (“YA II”) entered into a Standby Equity Distribution Agreement (the “SEDA”) with Solis Tek dated as of April 16, 2018. Under the SEDA, Solis Tek has the option to sell its common shares to YA II at a price and on the terms and subject to the conditions set forth in the SEDA. Under the SEDA, Solis Tek is prohibited from selling shares to YA II to the extent that it would cause the aggregate number of shares beneficially owned by YA II and its affiliates to exceed 9.99% of the shares of Solis Tek.

YA II holds warrants to purchase 7.5 million shares of Solis Tek’s Common Stock at an exercise price of $1.50 per share. These warrants contain ownership caps prohibiting YA II from exercising any of the warrants to the extent that after giving effect to such exercise, YA II and its affiliates would beneficially own more than 9.99% of Solis Tek’s Common Stock.

YA Global II SPV, LLC (“YA SPV”) holds warrants to purchase 1.0 million shares of Solis Tek’s Common Stock at an exercise price of $0.01 per share. These warrants contain ownership caps prohibiting YA SPV from exercising any of the warrants to the extent that after giving effect to such exercise, YA SPV and its affiliates would beneficially own more than 9.99% of Solis Tek’s Common Stock

MDM Cultivation, LLC holds warrants to purchase 2,250,000 shares of Solis Tek’s Common Stock at an exercise price of $0.01 per share. These warrants contain ownership caps prohibiting MDM Cultivation from exercising any of the warrants to the extent that after giving effect to such exercise, MDM Cultivation and its affiliates would beneficially own more than 9.99% of Solis Tek’s Common Stock.

The number of shares of Common Stock beneficially owned, directly and indirectly, by each reporting person is calculated based on 44,526,564 shares of Common Stock outstanding as of this filing, plus a number of additional shares underlying warrants exercisable into shares of Common Stock such that the reporting person is deemed to be the beneficial owner of 9.99% of the outstanding Common Stock. As such, each reporting person is deemed to beneficially own 4,647,782 shares of Common Stock.

Below is a description of the relationship among the reporting persons:

YA II is beneficially owned by YA Global Investments II (U.S.), LP (the “YA Feeder”). YA SPV is a wholly-owned subsidiary of YA II. Yorkville Advisors Global, LP (the “YA Advisor”) is the investment manager to YA II. Yorkville Advisors Global II, LLC (the “YA Advisor GP”) is the general partner to the YA Advisor. YAII GP, LP (the “YA GP”) is the general partner to the YA Feeder. Yorkville Advisors GP, LLC (the “Yorkville GP”) is the general partner to the YA GP. Matthew Beckman makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA SPV, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Matthew Beckman may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

D-Beta One EQ, Ltd. (“D-Beta”) is beneficially owned by D-Beta One Blocker EQ, Ltd. (“Blocker”), which is beneficially owned by D-Beta One Growth and Opportunity Fund Offshore, LP (the “Opportunity Fund”). Delta Beta Advisors, LP (“D-Beta Advisor”) is the investment manager to D-Beta. Delta Beta Advisors, LLC (the “Delta Advisor GP”) is the general partner to the D-Beta Advisor. D-Beta One GP, LLC (“D-Beta GP”) is the general partner to the Opportunity Fund. Mark Angelo makes the investment decisions on behalf of D-Beta. Accordingly, each of D-Beta, the Blocker, the Opportunity Fund, the D-Beta Advisors, the Delta Advisor GP, the D-Beta GP and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

MDM Cultivation, LLC is beneficially owned by Mark Angelo, Matthew Beckman, David Gonzalez and Michael Rosselli.

For purposes of this filing, each of the reporting persons is deemed an affiliate of each other reporting person. YA II and D-Beta may be deemed affiliates through common ownership of the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP, the D-Beta Advisor, the Delta Advisor GP and the D-Beta GP, each of which may be deemed an affiliate of YA II, the YA Feeder, D-Beta, the Blocker and the Opportunity Fund. YA II, D-Beta and MDM Cultivation may be deemed affiliates overlapping ownership.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

See Item 6.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by each other Reporting Person, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

YA II PN, Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	5/17/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

YA GLOBAL II SPV, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	5/17/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	5/17/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global, LLC
Its: General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	5/17/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	5/17/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

YAII GP, LP

By: Yorkville Advisors GP, LLC
Its: General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	5/17/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors GP, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	5/17/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One EQ, Ltd.

By: Delta Beta Advisors, LLC
Its: Investment Manager

By:	/s/ Troy J. Rillo, Esq.	Date:	5/17/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One Blocker EQ, Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	5/17/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One Growth and Opportunity Fund Offshore, LP

By: D-Beta One GP, LP
Its: General Partner

By: D-Beta One GP, LLC
Its: General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	5/17/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One GP, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	5/17/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

Delta Beta Advisors, LP

By: Delta Beta Advisors, LLC
Its: General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	5/17/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One GP, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	5/17/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

MDM CULTIVATION, LLC

By:	/s/ Mark Angelo	Date:	5/17/2018
Mark Angelo, Manager

	/s/ Mark Angelo	Date:	5/17/2018
Mark Angelo

	/s/ Matthew Beckman	Date:	5/17/2018
Matthew Beckman

	/s/ David Gonzalez	Date:	5/17/2018
David Gonzalez

	/s/ Michael Rosselli	Date:	5/17/2018
Michael Rosselli